August 17, 2005



Mr. Timothy A. Larkin
Executive Vice President, Chief Financial Officer and Chief
Accounting Officer
Warren Resources, Inc.
489 Fifth Avenue, 32nd Floor
New York, NY  10017


	Re:	Warren Resources, Inc.
		Registration Statement on Form S-3
      Filed June 15, 2005
	File No. 333-125835
      Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 17, 2005
Response Letter Dated August 1, 2005
		File No. 0-33275


Dear Mr. Larkin:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Consolidated Balance Sheets

8% Convertible Preferred Stock, page F-3

1. We note that the redemption feature in your Series A
convertible
preferred stock permits you to choose the method by which you redeem
the preferred shares upon notice of the preferred stockholders.
In
this regard, we note that you may either (1) pay the holder in cash
equal to the redemption price, or (2) issue shares of common stock in
amount equal to 125% of the redemption price (which includes accrued
but unpaid dividends).  It appears that the redemption feature of the
preferred stock is indexed to the price of the company`s common stock
because the redemption feature also specifies that a minimum of
2.1
million and maximum of 3.15 million shares will be delivered in share settlement as described in the copy of the preferred stock offering document you provided us.

EITF 00-19, paragraph 16, states that if a settlement alternative includes a penalty that would be avoided by a company under other settlement alternatives, the uneconomic settlement alternative should be disregarded in classifying the contract. In the company`s contract, the company appears to have the choice of settling in cash or in unregistered shares, but the two settlement methods do not have the same economic value. The more economic alternative is cash settlement. Paragraph 8 of EITF 00-19 also states that the 00-19 model applies to contracts that have settlement alternatives with different economic values if the reason for the difference is a limit on the number of shares that must be delivered by the company pursuant to a net-share settlement alternative. In light of the guidance in EITF 00-19 and the significant difference in value between the two settlement alternatives (25%), please advise us:
* how you determined that permanent equity classification of your Series A convertible preferred stock is appropriate since a presumption of cash settlement could be in order, and
* in light of the guidance in paragraph 16 of EITF 00-19 (and the related discussion in paragraph 8), how you determined that you were not required to bifurcate the redemption feature embedded within the
Series A convertible preferred stock and separately account for this feature as a derivative under SFAS 133.

2. We also noted that the language of the offering document does not
appear to be replicated in the preferred stock certificate itself that we found as an exhibit to your Form 10-Q for the period ended
June 30, 2004.   Please also provide us with a copy of the
amendment
or restated preferred stock certificate which reflects the terms described in the offering document for the preferred stock.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief

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Mr. Timothy Larkin
Warren Resources, Inc.
August 17, 2005
page 1




UNITED STATES
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